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                                                              SEC FILE NUMBER
                                                                 000-31573
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                                                                CUSIP NUMBER

                                                               Not applicable
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K  |_| Form 20-F  |_| Form 11-K |X| Form 10-Q
             |_| Form N-SAR |_| Form N-CSR

For Period Ended: June 30, 2008
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

================================================================================
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________

PART I - REGISTRANT INFORMATION

ProElite, Inc.
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Full Name of Registrant
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Former Name if Applicable

12121 Wilshire Boulevard, Suite1001
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Address of Principal Executive Office (Street and Number)

Los Angeles, California 90025
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|_|
           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, and restatement of the audited financial statements could not be filed within the prescribed time period.

The Company is spending significant time and resources seeking required financing, including significant efforts by the financial and accounting staff, and as a result is unable to complete the consolidated financial reporting needed to file our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 with the Securities and Exchange Commission by the deadline without unreasonable effort and expense. Such efforts include analysis of impairment of goodwill and acquired intangible assets, as described further below.

Therefore, the Company requests additional time to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008. The Company expects to file its Quarterly Report by August 19, 2008.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Dale Bolen               310                 526-8700
     ----------               ---                 --------
       (Name)             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates significant changes in results of operations from the corresponding period of the last fiscal year will be reflected in the operations statement. These changes relate to impairment charges related to goodwill and acquired intangible assets and potential write off of approximately $1.7 million prepaid distribution costs related to the Company's CBS contract. The Company expects to record an impairment charge of at least $5 million related goodwill and acquired intangible assets, principally related our Cage Rage subsidiary. The Company is currently analyzing additional goodwill and intangible assets of approximately $7.5 million related to other acquisitions, but management has not yet determined if any impairment has occurred. Additionally, if the Company is unable to obtain material financing in the immediate future, the Company may be required to recognize additional impairment of goodwill and acquired intangible assets of approximately $2.5 million related to all the acquisitions. Under applicable accounting rules, the impairment is in part dependent upon the ability of the Company to execute its business plan, and lack of financing may cause the Company to reduce resources available to certain of its businesses. The Company is actively negotiating to consummate a financing of approximately $3.5 million in secured debt (with a funded amount of $3.0 million after an original issue discount of $0.5 million) and believes a successful closing is reasonably likely, but there is no assurance that it will be successful in doing so at all or on a timely basis. Any such failure to obtain financing in the immediate future would also have a material adverse effect on the Company's liquidity and capital resources and ability to continue as a going concern.

Even if the Company successfully closes on such financing, it expects to report in its Quarterly Report on Form 10-Q that its capital resources are sufficient only until the end of the year, and only if the Company makes significant reductions in operations and expenditures. The Company is also actively seeking additional financing beyond the $3.0 million to enable the Company to execute its operating plans without significant reductions in operations, but there is no assurance as to whether any such financing will be available on reasonable terms or at all.


                                 ProElite, Inc.
                                 --------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2008             By /s/ Dale Bolen
                                     ---------------
                                     Dale Bolen,
                                     Interim Chief Financial Officer